UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2022

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒     Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

On April 12, 2022, Evotec SE (the “Company”) reported financial results and corporate updates for the fiscal year ended 31 December 2021. The press release is attached hereto as Exhibit 99.1. An accompanying investor presentation is attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

Date: April 12, 2022	By:	/s/ Enno Spillner
	Name:	Enno Spillner
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Evotec SE Fiscal Year 2021 Results: “Setting the Pace” on the Data-Driven R&D Autobahn to Cures
99.2	Evotec SE: Setting the pace… Bringing Probabilities of Success up with the right platforms & technologies

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